SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Zhihu Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number is for the American Depositary Shares relating to Class A ordinary shares, with each two American Depositary Shares representing one of the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 98955N108	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund, L.P. (“Innovation I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

12,733,697 shares, all of which are directly owned by Innovation I, except that Innovation Works Development Fund GP, L.P. (“Partners I”), the general partner of Innovation I, and Innovation Works Development Fund GP, LLC (“Partners I LLC”), the general partner of Partners I, may be deemed to have sole voting power, and Peter Liu and Kai-Fu Lee, the members of Partners I LLC (the “Members”), may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,733,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.4%[1]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

1 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund GP, L.P. (“Partners I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,733,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.4%[2]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

2 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund GP, LLC (“Partners I LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,733,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.4%[3]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

3 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Holdings Limited (“Innovation Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 3,968,764 shares, all of which are directly owned by Innovation Ltd, except that Kai-Fu Lee (“Dr. Lee”) may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 3,968,764 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,968,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.4%[4]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

4 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Peter Liu (“Liu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,733,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.4%[5]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

5 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kai-Fu Lee (“Dr. Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 3,968,764 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole voting power with respect to such shares.
	6

SHARED VOTING POWER

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 3,968,764 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
	8

SHARED DISPOSITIVE POWER.

12,733,697 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,702,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.8%[6]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

6 This percentage is calculated based on 289,573,989 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2023 in its form 6-K filed with the Securities and Exchange Commission on January 8, 2024.

CUSIP NO. 98955N108	13 G	Page 8 of 13

This Amendment No.2 amends the Statement on Schedule 13G previously filed by (i) Innovation Works Development Fund, L.P., a Cayman Islands limited partnership (“Innovation I”); (ii) Innovation Works Development Fund GP, L.P., a Cayman Islands limited partnership (“Partners I”); (iii) Innovation Works Development Fund GP, LLC, a Cayman Islands limited liability company (“Partners I LLC”); (iv) Innovation Works Holdings Limited, a British Virgin Islands limited company (“Innovation Ltd”); (v) Peter Liu (“Liu”), a citizen of the United States; and (vi) Kai-Fu Lee (“Dr. Lee”), a citizen of Taiwan, China. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No.2.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2023.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 98955N108	13 G	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024

Entities:	Innovation Works Development Fund, L.P.
Innovation Works Development Fund GP, L.P.
Innovation Works Development Fund GP, LLC
Innovation Works Holdings Limited

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for
the above-listed entities*

Individuals:	Peter Liu
Kai-Fu Lee

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for
the above-listed individuals*

*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as an exhibit to this Schedule 13G.

CUSIP NO. 98955N108	13 G	Page 10 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

CUSIP NO. 98955N108	13 G	Page 11 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Zhihu, Inc. shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

CUSIP NO. 98955N108	13 G	Page 12 of 13

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Innovation Works Development Fund GP, LLC or such other person or entity as is designated in writing by Angela Hu (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Angela Hu (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: January 19, 2024

CUSIP NO. 98955N108	13 G	Page 13 of 13

Innovation Works Development Fund, L.P.
By Innovation Works Development Fund GP, L.P.
Its General Partner

By Innovation Works Development Fund GP, LLC
Its General Partner	/s/ Peter Liu
Peter Liu, Authorised Signatory
Innovation Works Development Fund GP, L.P.
By Innovation Works Development Fund GP, LLC
Its General Partner	/s/ Peter Liu
Peter Liu, Authorised Signatory

Innovation Works Development Fund GP, LLC	/s/ Peter Liu
Peter Liu, Authorised Signatory

Innovation Works Holdings Limited	/s/ Kai-Fu Lee
Kai-Fu Lee, Authorised Signatory

Peter Liu	/s/ Peter Liu
Peter Liu

Kai-Fu Lee	/s/ Kai-Fu Lee
Kai-Fu Lee